Exhibit 99.1

PRESS RELEASE

Affimed and Roivant Sciences Announce Licensing and Strategic

Collaboration Agreement to Develop and Commercialize Novel

Innate Cell Engagers (ICE®) for Multiple Cancer Targets

•	Affimed to grant license to AFM32 with options for additional ICE® molecules directed against targets not included in Affimed’s current pipeline

•	Affimed to receive $60 million in upfront consideration and up to an additional $2 billion in future milestones

•	Affimed to be responsible for all preclinical work through IND filing

HEIDELBERG, Germany; BASEL, Switzerland; and NEW YORK, November 9, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, and Roivant Sciences, a global biopharmaceutical company, today announced that they have entered into a licensing and strategic collaboration agreement to develop and commercialize novel ICE® molecules in oncology.

The collaboration grants Roivant a license to the preclinical molecule AFM32. The collaboration will also leverage Affimed’s proprietary Redirected Optimized Cell Killing (ROCK®) platform to generate ICE® molecules against targets not included in Affimed’s current pipeline.

Under the terms of the agreement, Affimed will receive $60 million in upfront consideration, comprised of $40 million in cash and pre-paid R&D funding, and $20 million of newly issued shares in Roivant. Affimed could receive further short-term proceeds in the form of option fees contingent on the commencement of additional programs contemplated under the agreement. The company is eligible to receive up to an additional $2 billion in milestones over time upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

Pursuant to the agreement, Affimed will be primarily responsible for driving the discovery and research phases of molecule development through filing of the IND. Roivant will be responsible for clinical development and commercialization worldwide, and Affimed retains an option for co-promotion.

“This partnership represents an important milestone as it further validates our platform and scientific expertise in the selection of promising targets to develop ICE® molecules in oncology indications where patients are underserved by existing therapies,” said Dr. Adi Hoess, Affimed’s Chief Executive Officer. “Partnering with Roivant, an innovative trailblazer in biopharmaceutical development, is another step towards accelerating the growth of our current and future pipeline.”

“We are extremely pleased to have entered into this agreement with Affimed given their leadership position in the science of innate immunity and extensive expertise in the preclinical development of bispecifics,” commented Dr. Roger Sidhu, Chief Medical Officer and Head of R&D at Roivant. “We look forward to working together to deliver meaningful therapies to patients.”

About the ROCK® Platform

Affimed’s proprietary, fit-for-purpose ROCK® platform technology generates diverse, tetravalent, bispecific antibodies known as innate cell engagers (ICE®) which can be customized to target specific binding domains on hematologic and solid tumor cells. Affimed’s ROCK® -generated ICE® use a distinct, dual mechanism of action that activates CD16A on natural killer cells and macrophages and binds to specific antigens on tumor cells, restoring the body’s innate ability to overcome tumor invasion and destroy tumor cells.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

About Roivant Sciences

Roivant’s mission is to improve the delivery of healthcare to patients by treating every inefficiency as an opportunity. Roivant develops transformative medicines faster by building technologies and developing talent in creative ways, leveraging the Roivant platform to launch Vants – nimble and focused biopharmaceutical and health technology companies. For more information, please visit www.roivant.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM32, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Contact

Alex Fudukidis

Head of Investor Relations

Email: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Roivant Contact

Paul Davis

Email: paul.davis@roivant.com

Tel.: +1 (646) 495-5310